EXHIBIT 99-3
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                              N E W S  R E L E A S E


Contact: Nancy L. Goldfarb
Unilever United States, Inc.
390 Park Avenue
New York, NY  10022
(212) 906-4690                                       FOR IMMEDIATE RELEASE


                    INTERNATIONAL TRADE & INVESTMENT CRITICAL
                 TO DEVELOPING COUNTRIES, SAYS UNILEVER CHAIRMAN


NEW YORK -- May 8, 2002 -- International businesses have a role to play in tackling the "woefully inadequate conditions" in which far too many in developing countries live, says Niall FitzGerald, chairman of Unilever.

Speaking at Unilever's annual meeting in London today, he told shareholders:
"Developing countries are where four-fifths of humanity live........For them, poverty reduction, a sustainable environment and better health care and education are all critical components to social and economic development."

Wealth creation and employment flow from enterprise and when companies invest for the long term they fuel a virtuous circle of economic activity. "In developing countries where domestic capital is often in short supply, international investment, particularly direct corporate investment is especially important," he said.

Unilever's investment in developing countries plays a key role in sustainable development. It enters markets for the long term and all its businesses perform to the same international standards of product quality, employee health and safety and environmental performance. "We bring the best of what is available internationally to the service of local consumers."

But Unilever companies make more than a purely economic contribution to the societies in which they operate. They are involved in a range of local partnerships to raise levels of health and education; to support local economic development and to create sustainable solutions to environmental problems.

Citing sponsorship of a floating hospital in Bangladesh, HIV/Aids education programmes in sub-Saharan Africa and environmental support Indonesia, FitzGerald said: "These sorts of initiatives help spread the benefits of the integrating global economy in a very practical way. They are especially valuable in countries where government resources are severely limited. They are also important in the more affluent economies of the developed world."

This is about more than altruism, he said. "It makes good business sense."

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Business really can help tackle wider social, economic and environmental challenges, said FitzGerald, not least by providing professional, technical and scientific expertise. Governments, business and non-governmental organisations need to work together - and to see business as part of the solution, not just part of the problem.

He said: "We strongly believe that further development of the international economy is essential. Development of international trade and investment, within a clear regulatory framework, has the potential to deliver great benefits in particular to many of the most disadvantaged people on our planet.

"To take just one example. It is hard to justify a status quo in which the countries of sub Saharan Africa lose more as a result of barriers to trade in the industrialised world, than they currently receive in overseas aid."

FitzGerald acknowledged that business had a vested interest in globalisation but pointed out that so too did ordinary citizens and consumers.

He concluded: "If we are to win people's support for globalisation, we need to show people that globalisation is actually about spreading prosperity, extending opportunity, increasing consumer choice and raising standards of living."

                                      -o0o-

Note the Editors: The full text of Niall FitzGerald's speech to shareholders at QEII Conference Centre this morning (May 8) may be accessed on WWW.UNILEVER.COM



UNILEVER BACKGROUND: Unilever (NYSE: UN, UL) is one of the world's largest consumer products companies with annual sales of approximately $49 billion in 2001. It produces and markets a wide range of foods and home and personal care products. Unilever operates in 88 countries around the globe and employs approximately 279,000 people.

In the United States, Unilever sales were approximately $11 billion in 2001. It employs some 28,000 people and has 80 offices and manufacturing sites in 26 states.

The business comprises:

FOODS: Lipton teas, recipe products and side dishes; Wish-Bone salad dressings; Lawry's seasonings; Country Crock and "I Can't Believe It's Not Butter!" spreads; Ragu pasta sauces; Knorr soups, sauces and bouillons; Hellmann's mayonnaise; Skippy peanut butter; Bertolli olive oil; Good Humor-Breyers and Ben & Jerry's ice cream; and Slim-Fast nutritional and health snack products.

HOME AND PERSONAL CARE: Wisk, "all" and Surf laundry detergents; Snuggle fabric softener; Sunlight dish detergents; Lever 2000, Caress, Dove, Degree, Pond's and Vaseline skin care, deodorant and soap products; Q-tips cotton swabs; Mentadent oral care products; Finesse, Salon Selectives, Suave and ThermaSilk hair care products; and Calvin Klein, Nautica and Lagerfeld cosmetic and fragrance products.